EXHIBIT 99.3

© Golar LNG Partners LP Presentation to bondholders 17 April 2020 Updated version of the presentation to bondholders dated 1 April 2020

Disclaimer 2 © Golar LNG Partners LP This presentation (the " Presentation ") contains financial, operational, legal and other information concerning Golar LNG Partners LP ( “GMLP ” or the “Company ”) , its subsidiaries and the combined business of the group in which the Company is the parent (the “ Group ”). This Presentation (together with its enclosures and appendices) has been produced solely for use in the meeting of the holders of the Company’s Senior Unsecured Bonds 2015/2020 (“ GOLP02 ”) and the Company’s Senior Unsecured Bonds 2017/2021 (“ GOLP03 ”) (collectively the “ Bonds ”) called for on 5 May 2020 (the “ Bondholder Meeting ”). The Company has retained DNB Markets, a part of DNB Bank ASA, Nordea Bank Abp, filial i Norge, Danske Bank, Norwegian Branch and Skandinaviska Enskilda Banken AB (publ) as advisors (collectively the “ Advisors ”) to assist in the process leading up to the Bondholder Meeting. The Presentation has been produced by the Company with assistance from the Advisors. By attending the Bondholder Meeting where this Presentation will be presented or by reading the Presentation, you agree to be bound by the terms, conditions and limitations set forth in the following. Any failure to comply with these may constitute a violation of applicable securities laws or may result in civil, administrative or criminal liabilities. This Presentation is for information purposes only and does not constitute an offer or solicitation to acquire or invest in the Bonds in any jurisdiction or to any person nor is it intended to provide the basis for any credit or any other third party evaluation of the Company, any securities previously issued by it, any securities which may be issued by it or any of its subsidiaries in the future or any related transactions. The Presentation should not be considered as a recommendation to purchase or invest in the Bonds. The merits or suitability of investing in any securities previously issued or issued by the Company in the future must be independently determined. Any such determination should involve, inter alia, an assessment of the legal, tax, accounting, regulatory, financial, credit, foreign exchange and other related aspects of the transaction in question for the investor contemplating such an investment. This Presentation has not been reviewed by or registered with any public authority or stock exchange. To the best of the knowledge of the Company and its board of directors, the information contained in this Presentation is in all material respects in accordance with the facts as of the date hereof and contains no material omissions likely to affect its import. This Presentation contains information obtained from third parties. As far as the Company is aware and able to ascertain from the information published by such third parties, such information has been accurately reproduced and no facts have been omitted that would render the reproduced information inaccurate or misleading. However, neither the Company nor the Advisors make any representation or warranty of any sort as to the accuracy or completeness of the information contained in this Presentation or in any other model or information made available in connection with the Bondholder Meeting or the reasonableness of the assumptions on which any such information is based. No person shall have any right of action against the Company, the Advisors, any of their parent or subsidiary undertakings or any such person's directors, officers, advisers or employees or any other person in relation to the accuracy or completeness of the information presented herein. The Advisors are acting for the Company and no one else in connection with the Bondholder Meeting. The information contained in this Presentation is subject to amendments and/or completion without notice and such amendments may be material. The Advisors have not independently verified the information contained in this Presentation through due diligence procedures or other external investigations. The Advisors shall have no liability, contingent or otherwise, to a holder of the Bonds (a “ Bondholder ”) or any third parties, for the correctness, quality, accuracy, reliability, performance or completeness of the information provided herein, and nothing contained herein shall be relied upon as a promise or representation whether as to past or future performance of the Company. This Presentation includes estimates and projections and involve significant elements of subjective judgment and analysis. No representation or warranty (express or implied) are made as to, and no reliance should be placed on the accuracy of such estimates, projections, targets and/or opinions contained herein or that all assumptions relating to such estimates or projections have bee n considered or stated or that such projections will be realized. In no event will the Advisors or the Company or any of their parent or subsidiary undertakings or any such person's officers or employees be liable as to any errors, omissions or misstatements, for any special, direct or indirect, incidental or consequential damages which may be incurred or experienced on account of a Bondholder using the information provided herein. This Presentation is strictly confidential and is being provided to the Bondholders only and has not been prepared with a view to public disclosure under applicable securities laws or otherwise. It may not be reproduced (in whole or in part), distributed or transmitted to any other person without the prior written consent of the Company or the Advisors. No Bondholder shall be treated as a client of any of the Advisors or be entitled to the protections afforded to their clients, solely by virtue of having received this Presentation. This Presentation is not intended for release, distribu tio n, general publication to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation or which would require any registration or licensing within such jurisdiction or into Canada, Australia, Hong Kong, Japan or the United States of America. Any failure to comply with these restrictions may constitute a violation of law.

Disclaimer (cont’d) 3 © Golar LNG Partners LP This Presentation speaks as of 17 April 2020. The information contained herein is subject to change, completion, or amendment without notice. There may have been changes in matters which affect the Company subsequent to the date of this Presentation. Neither the delivery of this Presentation nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date. In furnishing this Presentation, the Advisors and the Company undertake no obligation to provide the recipients with access to any additional information. This Presentation shall be governed by Norwegian law. Any dispute arising in respect of this Presentation is subject to the exclusive jurisdiction of the Norwegian courts with the Oslo District Court as legal venue. Forward Looking Statements This Presentation contains forward - looking statements, and which reflect the Company’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that should, could or may occur in the future are forward - looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward - looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward - looking statements. You should not place undue reliance on these forward - looking statements, which speak only as of the date of this presentation. Unless legally required, the Company undertakes no obligation to update publicly any forward - looking statements whether as a result of new information, future events or otherwise. These forward - looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward - looking statements. Accordingly, these forward - looking statements should be considered in light of various important factors, including but not limited to those set forth in our Annual Report on Form 20 - F for the year ended December 31, 2018 (our “ 2018 Annual Report ”) under the caption “Item 3 - Key Information - D. Risk Factors” and herein under the caption "Risk Factors" as well as other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, which could materially affect our business, financial condition or results of operations.

Summary of risk factors 4 © Golar LNG Partners LP The Company’s ability to service its debt (the Bonds included), will depend upon, among other things, the Group’s future financial and operating performance, which will be affected by prevailing economic conditions and financial business, regulatory and other factors such as the effect of the worldwide economic slowdown which can be expected as a consequence of the Covid - 19 pandemic and the turmoil in the global financial markets created thereby, fluctuations in currencies and interest rates and changes in commodity prices, the oil and natural gas prices in particular. Please refer to slides 29 - 31 (1) in this Presentation for a description of certain risk factors associated with the Company and the Group. These include but are not limited to the following important and specific factors affecting the Company, the Group and the Bonds: - The Group’s financing arrangements, most of which are secured by its vessels, contain operating and financial restrictions and other covenants that may restrict its business and financing activities. - The Group’s debt level may limit the Company’s flexibility in obtaining additional financing for the purpose of pursuing other business opportunities. - The Group’s ability to obtain additional debt financing for future vessel acquisitions or to refinance its existing debt may depend on the creditworthiness of its charterers and the terms of its future charters. - One of the Group’s vessels is currently financed by a UK tax lease . In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities with regard to the initial tax basis of the lease transaction or in the event of an early termination of the lease, the Group may be required to make additional payments to the UK vessel lessor which could adversely affect its earnings and financial position . - The Group has only ten vessels in its fleet and a 50% interest in the “Hilli Episeyo”. Any limitation on the availability or operation of these vessels could have a material adverse effect on the Group’s business, results of operations and financial condition. - The length and severity of pandemics, including that caused by the recent Covid - 19 virus, can have a significant negative impact across the Group’s business, including overall demand for our services, our operations in China and the Far East and knock - on - impacts to our global operations and financing activities. - The Group currently derives all of its revenue from a limited number of customers. The loss of any of these, following termination or expiration, would result in a significant loss of revenues and cash flow, if for an extended period of time, the Group is not able to re - charter a vessel to another customer. - The Company may obtain additional capital through a sale of asset(s). As disclosed in note 13 “Vessels and Equipment” in the 2018 Annual Report, some of the estimated market values of the Group’s vessel at year - end 2018 were below their carrying values. This may result in impairment charges. If the Group sells a vessel at less than its carrying value it will incur a loss on sale. (1) Separate Appendix to the presentation

3 4 5 6 1 2 5 © Golar LNG Partners LP Transaction overview Company update Market overview The Golar Group Risk factors Appendix

Transaction overview

Background

- Due to the current adverse conditions in the global capital markets on the back of COVID-19, Golar LNG Partners LP ("GMLP" or "the Company") is approaching the bondholders in its USD 150 million senior unsecured bond issue maturing on 22 May 2020 (GOLP02) and its USD 250 million senior unsecured bond issue maturing on 18 May 2021 (GOLP03) to request an extension of the maturity dates and certain other amendments to the terms of the Bonds. The amendments of GOLP02 and GOLP03 are mutually dependent on both proposals being adopted at the Bondholders' meeting
- As part of the extension request to bondholders the Company will cut its current distribution to equity unit holders by 95% and use the majority of the free cash flow to partly amortize GOLP02 and GOLP03 during the extension period
- The Company has during the last 12 months successfully entered into new contracts or contract extensions for four of its vessels adding a total of USD 518 million to its revenue backlog which currently stands at USD 2.1 billion
- GMLP had USD 309 million of adjusted EBITDA[1] for FY2019 and has very solid cash flow visibility for the next few years
- As recently reported the Company has been looking at potential structured transactions to grow GMLP including comprehensive debt refinancing. As a result of the Covid-19 turmoil and in view of the upcoming bond refinancings this work has had to be paused until market normality returns and GOLP02 and GOLP03 are extended

Capital structure

	FY 2019	xEBITDA
Adjusted EBITDA[1]	309	
Secured debt[2]	1,239	4.0x
Unsecured bonds	400	1.3x
Obligation under capital lease	123	0.4x
Adjusted total debt	**1,762**	**5.7x**
Cash and cash equivalents	48	0.2x
Debt / lease related restricted cash[3]	148	0.5x
Other restricted cash	34	0.1x
Adjusted net debt[1]	**1,532**	**5.0x**

(1) Adjusted EBITDA and Adjusted Net Debt are non-GAAP measures, please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions
(2) Includes USD 422.3m of proportionate share of debt in respect of FLNG Hilli Episeyo. Hilli Episeyo assumed debt is not consolidated within GMLP financials
(3) Restricted cash relates mainly to the Methane Princess lease obligation which is released over time through repaid lease, and USD 23.5 million in restricted cash million relating to the USD 800 million bank facility

© Golar LNG Partners LP
6

The proposed amendments will provide GMLP with time to get a long - term refinancing in place Strong cash flow coverage and visibility… …but capital markets currently closed 0 200 400 600 800 1 , 00 0 1 , 20 0 1 , 40 0 1 , 60 0 1 , 80 0 2 , 00 0 2 , 20 0 2 , 40 0 1 , 00 0 1 , 20 0 1 , 40 0 1 , 60 0 1 , 80 0 2 , 00 0 2 , 20 0 2 , 40 0 2 , 60 0 2 , 80 0 3 , 00 0 3 , 20 0 3 , 40 0 Fe b - 20 J an - 20 M ar - 20 S&P 500 B p s US Energy HY spread index (RHS) S&P 500 (LHS) (1) As at 31 December 2019, Revenue backlog represents revenue from our executed contracts and includes our proportionate share of Hilli LLC’s revenue backlog. The USD 2.1bn does not include any “options” as highlighted in the above graph, assumes no exercise of customer termination rights and does not include any future growth opportunities. Any future contracts relating to these prospects will be incremental to the above number. Revenue backlog is a non GAAP measure. Please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions. (2) Revenue backlog as at 31 December 2019 divided by 2019 adjusted operating revenue. Adjusted operating revenue includes total operating revenues plus amounts invoiced under sales type leases plus operating revenue attributable to the Partnerships investment in Hilli LLC. (3) GMLP currently has 50% interest in Hilli Golar Spirit Golar Freeze Golar Winter Nusantara Regas Satu Golar Igloo Golar Eskimo Hilli Episeyo (3) Methane Princess Golar Mazo (60% owned) Golar Grand Golar Maria USD 2.1bn (1) of revenue backlog with and average term of 5.0 (2) years 2020 2021 2022 2023 2024 2025 2026 2033 2027 Cold layup Base contract duration O p ti on s Expected spot trading Y ar d Episeyo train 1 and train 2 (T1 & T2), which represents the current contracted capacity of the Hilli Episeyo, which has a total of 4 trains 7 © Golar LNG Partners LP

Proposed amendments to GOLP02 (ISIN NO 0010736481) Please refer to the summons letter for detailed description of the proposed amendments 8 © Golar LNG Partners LP Existing Bond Terms Proposed amendments Maturity Date 22 May 2020 22 November 2021 (the “ New Maturity Date ”) Coupon 3 months Libor + 440bps 3 months Libor + 625bps Maturity price 100% 105% Call options None - 100% of par value from and including the Interest Payment Date in May 2020 to (but excluding) the Interest Payment Date in May 2021 - 105% of par value from and including the Interest Payment Date in May 2021 to (but excluding) the New Maturity Date Amortization None - Equal instalments of USD 5,000,000 (at 100% of the par value), the first time on 30 September 2020 and thereafter on each Interest Payment Date in the period up to and including the Interest Payment Date in May 2021; - Equal instalments of USD 3,750,000 (at 100% of the par value) from, but excluding the Interest Payment Date in May 2021 and on each Interest Payment Date thereafter; - Repayment of the remaining Bonds at a price of 105% of the par value on the New Maturity Date Distribution restrictions None - No distribution to common unit holders, other than (i) up to USD 0 . 0808 per common unit per annum during the remaining term of the Bonds (equivalent to a 95 % cut from distribution paid for Q 4 2019 ), and (ii) an amount equivalent to the aggregate amount of cash equity raised Restrictions on additional indebtedness None - No additional financial indebtedness, without applying the proceeds from such additional Financial Indebtedness for redemption between the GOLP02 Bonds and the GOLP03 Bonds Bonds on a pro rata basis, other than certain permitted financial indebtedness incurred (i) to repay existing financial indebtedness, (ii) by way of secured debt from financial institutions relating to acquisitions or (iii) an amount up to USD 25,000,000 in aggregate, provided that the proceeds in (i) to (iii) are not applied for redemption of any or all of the GOLP03 Bonds prior to redemption of the GOLP02 Bonds in full Amendment Fee - 50 bps on the nominal value of the Bonds

Proposed amendments to GOLP03 (ISIN NO 0010786056) Please refer to the summons letter for detailed description of the proposed amendments 9 © Golar LNG Partners LP Existing Bond Terms Proposed amendments Maturity Date 15 November 2022 (the “ New Maturity Date ”) Coupon 3 months Libor + 625bps 3 months Libor + 810bps Maturity price 100% 105% Call options None - 100% of par value from and including the Interest Payment Date in May 2020 to (but excluding) the Interest Payment Date in May 2021 - 105% of par value from and including the Interest Payment Date in May 2021 to (but excluding) the New Maturity Date Amortization None - (i) Equal instalments of USD 5,000,000 (at 100% of the par value), the first time on 30 September 2020 and thereafter on each Interest Payment Date in the period up to and including the Interest Payment Date in May 2021; - (ii) Equal instalments of USD 6,250,000 (at 100% of the par value) from, but excluding the Interest Payment Date in May 2021 and on each Interest Payment Date thereafter in the period up to and including the Interest Payment Date in November 2021; - (iii) Equal instalments of USD 10,000,000 (at 100% of the par value), replacing the instalments in (i) and (ii) above, on each Interest Payment Date after the GOLP02 Bonds having been redeemed in full; - Repayment of the remaining Bonds at a price of 105% of the par value on the New Maturity Date Distribution restrictions None - No distribution to common unit holders, other than (i) up to USD 0.0808 per common unit per annum during the remaining term of the Bonds (equivalent to a 95% cut from distribution paid for Q4 2019), and (ii) an amount equivalent to the aggregate amount of cash equity raised Restrictions on additional indebtedness None - No additional financial indebtedness, without applying the proceeds from such additional Financial Indebtedness for redemption between the GOLP02 Bonds and the GOLP03 Bonds on a pro rata basis, other than certain permitted financial indebtedness incurred (i) to repay existing financial indebtedness, (ii) by way of secured debt from financial institutions relating to acquisitions or (iii) an amount up to USD 25,000,000 in aggregate, provided that the proceeds in (i) to (iii) are not applied for redemption of any or all of the GOLP03 Bonds prior to redemption of the GOLP02 Bonds in full Amendment Fee - 50 bps on the nominal value of the Bonds

Equity distribution cut of 95%, operating cash flow relocated for bond amortization

Capital re-allocation from equity distributions to bond amortization

2019 operational performance grossed up for Hilli (USDm)



309
10
80
33
98
12
6
14
2
54
Adjusted EBITDA[3]
Drydocking
Debt Amort.
Hilli principal
Interest expense
Pref. dividends
Common dividends[1]
Cash taxes
NCI[2]
Pro-forma net cash flow[1]

- Dividend reduction of 95% will retain cash flow to address upcoming maturities and allow for the proposed total USD 86 million amortization of GOLP02 and GOLP03, thereby reducing refinancing risk
- FY 2019 net cash flow pro-forma for distribution cut of approximately USD 54 million, representative for 2020 and 2021 based on current backlog
- GMLP will continue to focus on deleveraging its balance sheet and prepare for a long-term refinancing of the GOLP02 bonds, the GOLP03 bonds and the USD 800 million facility (USD 568 million outstanding per Q4 2019 and $503 million at maturity in April 2021) as soon as the banking and capital markets allow for it

(1) Pro-forma figures adjusted for the dividend cut of 95%
(2) NCI = Non-controlling interests relating to Golar Mazo and Golar Eskimo lease finance subsidiaries
(3) Adjusted EBITDA is a non-GAAP measure. Please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions

© Golar LNG Partners LP 10

Recent developments

USD ~520m of new contract awards and extensions

- **Feb 20:** *Golar Grand* charter extended for a further year from May 2020
- **Nov 19:** Two-year charter for LNG carrier *Golar Maria* commencing November 2020
- **Oct 19:** Two-year charter for FSRU *Golar Igloo* commencing March 2020
- **May 19:** *Golar Freeze* commences new 15 year contract at an adjusted EBITDA of USD 18-22 million p.a.

95% dividend cut

- **1 Apr 20:** Announced a 95% cut in distributions to unit holders, to new level of USD 1.430 million per quarter (0.0202 per unit per quarter) and USD 5.718 million per annum. Key element in retaining cash flow and addressing upcoming debt maturities

Progressing on debt refinancing

- **2 Apr 20:** Launched proposal to GOLP02 and GOLP03 bondholders for the extension of both the USD 150 million May 2020 bond maturity and the USD 250 million May 2021 bond maturity, including several structural enhancements benefitting bondholders and reducing the future refinancing risk
- **Q1 20:** GMLP has had detailed discussions with banks for a refinancing of its April 2021 USD 800 million facility (USD 568 million outstanding per Q4 2019). Lead banks in the facility have recently provided indicative terms for a refinancing which is expected to commence on conclusion of the bond amendment

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3 4 5 6 1 2 12 © Golar LNG Partners LP Transaction overview Company update Market overview The Golar Group Risk factors Appendix

Owns and operates a fleet of 6 floating storage and regasification units (“ FSRUs ”), 4 liquid natural gas carriers (“ LNGCs ”) and 50% interest in 1 floating liquefaction unit (“ FLNG ”) (1) 45+ years LNG industry experience and long - term relationships with major energy companies 99% average utilization for scheduled operations over last 3 years Generated adjusted EBITDA (2) of USD 309 million in 2019 USD 2.1bn of revenue backlog (3) as of December 31, 2019 with a strong and diversified customer base Strong track record of redeploying assets, most recently with 15 - year Jamaica FSRU contract award, two year contract awards for the Golar Igloo and Golar Maria and the extension of the Golar Grand charter for a further year LNG is a significantly cleaner source of energy than the majority of existing energy sources Minimizing environmental impact using innovative and energy efficient solutions in its operations Golar assets support the global energy transition by enabling LNG to replace oil and coal serving as back - up for renewable energy USD ~520 million of equity, preferred equity and bonds raised in last three years High focus on the refinancing of the upcoming bond maturities as soon as the credit markets are open Proposed dividend restriction will allow for further deleveraging and reduction of the refinancing risk The USD 800m bank facility (USD 568 million outstanding per Q4 2019) is expected to be refinanced well ahead of maturity. The facility is secured by 3 LNGCs and 4 FSRUs with an associated revenue backlog of USD 681 million at maturity in April 2021 Leading player within LNG infrastructure Long - term contracted cash flows Strong underlying market dynamics with drive towards cleaner energy Committed to deliver on ESG agenda Focus on strengthening balance sheet (1) GMLP currently has 50% interest in Hilli Episeyo train 1 and train 2 (T1 & T2), which represents the current contracted capacity of the Hilli Episeyo, which has a total of 4 trains (2) Adjusted EBITDA is a non - GAAP measure, please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions (3) Represents revenue from our executed contracts and includes our proportionate share of Hilli LLC’s revenue backlog. The USD 2.1bn does not include any “options’, assumes no exercise of customer termination rights and does not include any future growth opportunities. LNG is set to be a high - growth commodity as governments implement policies to encourage a cleaner energy mix. 2019 – 2035 CAGR of 4% expected Main drivers for growth include lower cost, lower emissions and high flexibility Golar is well positioned to take part in this growth with a strong track record across the value chain 13 © Golar LNG Partners LP Key credit highlights

Golar LNG Partners a leading LNG infrastructure player

Golar LNG Partners at a glance

- International owner and operator of liquefied natural gas ("LNG") infrastructure, focused on the midstream segments of the LNG value chain
- Fleet of six floating storage and regasification units ("FSRUs"), four LNG carriers ("LNGCs") and a 50% interest in one floating liquefaction vessel ("FLNG") vessel
- 99% average utilization for scheduled operations over the last 3-years
- More than 45 years of LNG industry expertise
- Long-term contracts to high quality counterparties with USD 2.1bn of revenue backlog[1] with an average contract duration of 5.0 years[2]
- 2019 adjusted EBITDA of USD 309 million[3]
- IPO in 2011 by sponsor Golar LNG Limited
- Strong track-record in redeployment of assets – Golar has never retired an asset
- Corporate headquarters in Bermuda; administration and management offices in London and Oslo and approximately 600 employees globally[4]

(1) As at December 31, 2019. Revenue backlog represents revenue from our executed contracts and includes our proportionate share of Hilli LLC's revenue backlog. The USD 2.1bn does not include any "options', assumes no exercise of customer termination rights and does not include any future growth opportunities. (2) Revenue backlog as of December 31 2019 divided by 2019 adjusted operating revenue. Adjusted operating revenue includes total operating revenues plus amounts invoiced under sales type leases plus operating revenue attributable to the Partnerships investment in Hilli LLC, (3) Adjusted EBITDA is a non-GAAP measure, please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions, (4) Including employees directly and through ship managers, (5) GMLP currently has 50% interest in Hilli T1 and T2, which represents the current contracted capacity of the Hilli Episeyo, which has a total of 4 trains

Golar LNG Partners: Asset overview

FLNG

FLNG Hilli Episeyo[5]



LNG Carriers

Golar Maria



Golar Grand



Methane Princess



Golar Mazo



FSRU

Golar Spirit



NR Regas Satu



Golar Freeze



Golar Winter



Golar Igloo



Golar Eskimo



Golar LNG Partners operates worldwide


Headquarters
Mgmt. and adm. offices
FLNG
FSRU
LNGC

*The map shows the location of the four LNG carriers as of January 15, 2020

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14

> 90% of contracted revenue from LNG infrastructure assets

Revenue backlog[1] (USDm)



399
392
345
919
2020
2021
2022
2023+
Total revenue backlog split
8%
31%
USD 2.1bn
61%
FSRU
FLNG
Shipping

- Existing fleet exemplifies long-term earnings visibility
- Gross margin after OPEX of ~75-80% of revenues
- Lower capital cost of existing assets allows GMLP to transact at rates that support small-mid size projects whilst still generating attractive returns
- Investment in fleet (e.g. *Golar Freeze* and *Golar Igloo)* has aided re-contracting

Historical revenue backlog[1] (USDbn)



2.4
2.2
2.6
2.3
2.1
2015
2016
2017
2018
2019
Revenue backlog (USDbn)

- Maintained solid revenue backlog
- Recent successful redeployments demonstrate underlying value of existing assets:
  - Awarded 1 year contract extension for *Golar Grand* in Feb 2020
  - Awarded 2 year contract for *Golar Maria* in November 2019
  - Awarded 2 year contract for *Golar Igloo* in October 2019
  - Awarded 15 year contract for *Golar Freeze* in January 2018
  - Awarded 2 + 7 year contract for *Golar Grand* in March 2017

Successful track-record in redeployment of assets – Golar group has never retired an asset

(1) As at December 31, 2019. Revenue backlog represents revenue from our executed contracts and includes our proportionate share of Hilli LLC's revenue backlog. The USD 2.1bn does not include any "options", assumes no exercise of customer termination rights and does not include any future growth opportunities.

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USD 2.1bn of revenue backlog[1] with an average term of 5.0 years[2]



2020
2021
2022
2023
2024
2025
2026
Golar MLP
FSRU
Golar Spirit
Cold layup
FSRU
Golar Freeze
15 year Jamaica charter
2033
FSRU
Golar Winter
10-year contract extended to 15 years
FSRU
Nusantara Regas Satu
11-year contract
FSRU
Golar Igloo
2-year contract
FSRU
Golar Eskimo
10-year contract
FLNG
Hilli Episeyo (50% of common units)
8-year contract
2027
LNG carrier
Methane Princess
20-year contract
LNG carrier
Golar Mazo (60% owned)
Cold layup
LNG carrier
Golar Grand
2-year contract extended by 2 years
LNG carrier
Golar Maria
2-year contract from late 2020
Energy & Logistics Company
PETROBRAS
NUSANTARA REGAS
KNPC
Government of the Hashemite Kingdom of Jordan
PERENCO
Shell
International oil major
Major LNG Exporter
Cold layup
Base contract duration
Options
Expected spot trading
Yard

(1) As at 31 December 2019, Revenue backlog represents revenue from our executed contracts and includes our proportionate share of Hilli LLC's revenue backlog. The USD 2.1bn does not include any "options" as highlighted in the above graph, assumes no exercise of customer termination rights and does not include any future growth opportunities. Any future contracts relating to these prospects will be incremental to the above number. Revenue backlog is a non GAAP measure. Please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions. (2) Revenue backlog as at 31 December 2019 divided by 2019 adjusted operating revenue. Adjusted operating revenue includes total operating revenues plus amounts invoiced under sales type leases plus operating revenue attributable to the Partnerships investment in Hilli LLC.

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Stable financial profile through the cycle

Adjusted EBITDA[1]



USDm
351
368
341
294
309
2015
2016
2017
2018
2019

Adjusted net debt[1]



USDm
1,240
1,264
1,069
1,578
1,532
2015
2016
2017
2018
2019

Adjusted Net debt[1]/Adj. EBITDA[1]



3.5x
3.4x
3.1x
5.4x
5.0x
2015
2016
2017
2018
2019

Adjusted EBITDA[1] / debt service[2]



2.3x
2.5x
2.0x
1.6x
1.4x
2015
2016
2017
2018
2019

Debt management

- Successful dropdowns from Golar LNG and redeployment of existing assets have provided strong cash flow visibility and stability in earnings and leverage
- 2018 adjusted net debt increase due to drop-down acquisition of FLNG *Hilli Episeyo*, full-year adjusted EBITDA effect from 2019
- Company's long-term target to be at or below 4x net debt / EBITDA[1] ratio
- Leverage ratios well within covenants (Net debt / EBITDA[1] ≤ 6.5x and EBITDA[1] / debt service[2] ≥ 1.15x)
- Dividends reduced by 95% to retain cash and reduce refinancing risk
- GOLP02 and GOLP03 amortizations totaling USD 86 million will further drive deleveraging

(1) Adjusted net debt and adjusted EBITDA are non-GAAP measures, please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions, (2) Debt service equals principal and interest payments excluding refinancing.

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USD ~152 million in scheduled amortizations next 12 months

GMLP debt facilities

Facility	Maturity date	Outstanding Q4-19	Deferred charges Q4-19	Restricted cash Q4-19	Cash Q4-19	Adjusted Net debt[1] Q4-19
Pro-rata Hilli debt [2]	06/30/26	422				422
Golar Eskimo	11/25/25	181				181
USD 150m bond	05/15/20	150				150
USD 250m bond	05/15/21	250	-2			248
USD 800m facility - term loan	04/15/21	443	-3	24		416
USD 800m facility - revolver	04/15/21	125				125
NR Satu loan and revolver [3]	11/30/22	74	-1	10		64
Lease liability Methane Princess		123		115		8
Other restricted cash				34		-34
Cash and cash equivalents					48	-48
Total		**1,768**	**-6**	**182**	**48**	**1,532**

Debt maturity profile 2020-2022[4] (USD million)

	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21	Q3-21	Q4-21	Q1-22	Q2-22	Q3-22	Q4-22
Pro-rata Hilli debt [2]	8	8	8	8	8	8	8	8	8	8	8	8
Golar Eskimo	3	3	3	3	3	3	3	3	3	3	3	3
USD 150m bond (pre-amend)		150										
USD 250m bond (pre-amend)						250						
USD 150m bond (amended)			*5*	*5*	*5*	*5*	*3.75*	*126.25*				
USD 250m bond (amended)			*5*	*5*	*5*	*5*	*6.25*	*6.25*	*10*	*10*	*10*	*187.5*
USD 800m facility - TL	13	13	13	13	13	378						
USD 800m facility - revolver						125						
NR Satu loan / revolver [3]	4	4	4	4	4	4	4	4	4	4	4	34
Total (pre-amendment)	**28**	**178**	**28**	**28**	**28**	**768**	**15**	**15**	**15**	**15**	**15**	**45**
Total (post-amendment)	***28***	***28***	***38***	***38***	***38***	***528***	***25***	***147.5***	***25***	***25***	***25***	***232.5***

2021 debt refinancing

- GMLP intends to address the 2021 debt maturities once the financial markets return to normal
- Dividend cut of 95% will retain cash flow to support the upcoming maturities and reduce refinancing risk
- GMLP estimates that the cash balance in May 2021 should be comfortable above the minimum levels needed (after USD 40m of GOLP02 and GOLP03 amortizations), and will seek to release additional cash from a refinancing of the USD 800 million bank facility
- GMLP will consider several options to refinance the remainder of GOLP02 and GOLP03 including (i) proceeds from new bond issue (ii) proceeds from bank refinancing (iii) ATM on Series A preferred shares (iv) potential asset sales
- The USD 503 million balloon payment on the USD 800 million bank facility in April 2021 is secured with 3 LNGCs and 4 FSRUs with an associated revenue backlog of USD 681 million[5] at maturity. Lead banks in the facility have recently provided indicative terms for refinancing which is expected to commence on conclusion of the bond amendment
- The Golar group has a strong and supportive financing group consisting of ~20 banks

(1) Adjusted Net Debt is a non-GAAP measures, please refer to the appendix and the Golar LNG Partners L.P. 2019 Q4 results for definitions, (2) Assumed Hilli debt represents the Partnership's proportionate share of Hill's debt if the Partnership had consolidated Hilli, (3) 2022 balloon repayment consists of IPGI debt balloon payment of USD 29.9m (including USD 20m revolver), (4) Methane Princess lease is not included in the debt maturity profile above as the lease liability is not settled until maturity. At December 31 2019, the lease liability is USD 122.8m, offset by a USD 114.7m letter of credit. The uncovered portion of USD 8.1m is indemnified by Golar, (5) Based on fixed contracted revenue only

© Golar LNG Partners LP

18

We believe that Natural Gas has a critical role to play in providing cleaner energy for many years to come: » Natural gas is a highly complimentary companion fuel to renewables » Provides significant emission savings compared to other fossil fuels » Most relevant in remote communities that currently have little choice on how they create energy » Our business provides people with cleaner energy at less cost • We will focus our ESG reporting on what really matters to us • We have identified five key focus areas (see right) • We will formally report from 2020 • We believe that the Golar ESG story is an important one to explain ESG: Developing our reporting & KPI’s Making an impact – our focus areas Five key areas which will be covered in our external reporting and will be a focus of our efforts internally: 1 Health, safety and security 2. Environmental impact 3. Energy efficiency and innovation 4. People and community 5. Governance & Business Ethics 19 © Golar LNG Partners LP

3 4 5 6 1 2 20 © Golar LNG Partners LP Transaction overview Company update Market overview The Golar Group Risk factors Appendix

450 400 350 300 250 200 150 100 50 0 0 5 10 15 20 25 New LNG export projects up to end of 2028 (2) LNG volumes set to expand rapidly (1) (1) BP energy outlook 2018 (2) Clarksons Governments are encouraging a cleaner energy mix by setting targets for gas share, taxing dirtier fossil fuels and applying carbon pricing LNG complements wind and solar power providing required flexibility for power generation, mitigating demand shocks and meeting seasonal needs Record growth in new liquefaction now being delivered is creating downward pressure on LNG prices, further stimulating demand: Around 38mtpa of liquefaction capacity scheduled to start between 2020 - 2022, ~27mtpa is from the US A further 134mtpa of new LNG expected to deliver between 2023 and 2027 FSRUs are a popular means of matching uncontracted volumes with new markets attracted by cheap LNG LNG supply LNG demand New LNG coming on - stream 2020 2021 2022 2023 2024 2025 2026 2027+ New LNG production (MTPA) Cumulative LNG production (MTPA) LNG liquefaction project under construction LNG liquefaction project in FEED process underway/agreements signed Cumulative LNG production © Golar LNG Partners LP 21 Substantial growth in LNG supply to meet demand growth With LNG increasingly available it is rapidly integrated into the energy mix

Growing number of LNG importing nations Key Market Drivers FSRU current world fleet and newbuild orders 4 1 1 6 4 3 3 Ot he r Hoegh LNG 4 Excelerate 8 Golar LNG BW LNG Ne w bu ild orders 4 FSRU Converted FSRU 10 9 Source: Clarkson Research Services 2 3 2 2 5 1 6 3 8 1 2 3 4 2016 2014 2012 2011 2010 2018 2013 2017 2015 2019 3 6 5 Independent Owner Project Developer/End - User FSRU contract awards by year Increasing activity in the FSRU market with 5 FSRU contract awards in 2019 No new FSRU orders since 2018 Existing asset base allows Golar LNG Partners to transact at rates that support small - mid size projects whilst still generating attractive returns LNG downstream opportunities can be developed from excess FSRU capacity More than 60 projects globally, of which ~50% currently have a start - up date Source: Clarkson Research Services 23 25 26 29 30 34 39 39 42 2010 2014 2011 2012 2013 2015 2017 2016 2018 # of LNG importing nations © Golar LNG Partners LP 22 FSRU market: Strong pipeline of new projects Tight LNGC markets positively impacting competitive situation for FSRUs

Construction Time: Approximately 40 months from FID vs. 50 - 60+ months for land based Flexibility: Assets allow more flexible commercial structures and potentially longer life Ability to redeploy liquefaction vessel allows monetization of smaller reserves Limited yard capacity: High entry barriers due to limited yard capacity, only 1 - 2 yards that can develop cost competitive FLNG in the market Contract duration: Typically life of field entailing up to 20 year contracts Golar is the most experienced FLNG operating company in the industry Negotiations and agreements with a number of major oil and gas companies to assess multiple FLNG deployment options Cost effective solutions are paramount in a low commodity price environment. Golar FLNG solution is significantly cheaper than land based projects 0 500 1 , 00 0 1 , 50 0 2 , 00 0 2 , 50 0 1965 1975 1985 1995 2005 2015 Floating LNG has a significant cost advantage FLNG highlights USDm / MTPA FLNG provides flexible and low cost production © Golar LNG Partners LP 23

29 25 12 2 6 - 11 - 7 - 9 - 37 30 20 10 0 - 10 - 20 - 30 - 40 - 50 - 60 - 70 2022 2017 2015 2016 Source: Fearnley LNG 2019 2018 2020 2021 2023 - 65 2024 Declining newbuild orders; earliest delivery of a vessel ordered today is 2H 2022 # of vessels Increasing ton miles drive vessel demand Estimated LNG carrier market balance New liquefaction volumes have now absorbed virtually all excess shipping capacity Significant portion of new LNG coming from US which is supportive of ton mile upside on the back of Asian LNG demand and the phase 1 US - China trade agreement. Pre Covid - 19, Clarksons estimate that seaborne LNG as % of global natural gas trade will account for 34.8% in 2020, up from 31.7% in 2012 Shipping balance expected to remain tight until 2022 Shipping: Tightening market balance Source: Clarkson Research Services Increased LNG supply tightens LNG shipping markets 1 , 80 0 1 , 60 0 1 , 40 0 1 , 20 0 1 , 00 0 800 600 400 200 0 201 0 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 World Seaborne LNG Trade (million tonnes) World Seaborne LNG Trade (billion tonne - miles) GAGR +9% © Golar LNG Partners LP 24

3 4 5 6 1 2 © Golar LNG Partners LP 25 Transaction overview Company update Market overview The Golar Group Risk factors Appendix

Golar group: Asset overview

Strategy

- **FLNG**:
  - Continue to develop low cost FLNG solutions
  - High focus on financing – shipyard payment terms, ECA's and equity partners
- **Shipping & Regas**
  - Increase contract coverage on LNGC's – limited further investment given current exposure
  - Leverage project development through FSRU expertise & focus on conversions which are less capital intensive
- **Downstream**:
  - Continue to develop power projects through Golar Power
  - Focus on small scale downstream LNG and gas distribution – starting in Brazil



Production & Liquefaction
Once at the liquefaction plant, the natural gas is cooled and liquefied
FLNG
FLNG Hilli Episeyo(1)
Golar Gimi
Under construction
Golar Gandria
Conversion candidate
Shipping
Now liquefied, it can be safely loaded onto a dedicated LNG carrier for transport overseas
LNG Carriers
Golar Maria
Golar Grand
Methane Princess
Golar Mazo
Golar Bear
Golar Kelvin
Golar Crystal
Golar Seal
Golar Frost
Golar Snow
Golar Glacier
Golar Ice
Golar Viking
Golar Arctic
Golar Celsius
Golar Penguin
Regasification
LNG is unloaded at a re-gasification facility for conversion back into its gaseous state
FSRU
Golar Spirit
NR Regas Satu
Golar Freeze
Golar Winter
Golar Igloo
Golar Eskimo
Golar Tundra
GMLP
GLNG
Golar Power(2)
Downstream
Natural gas is piped to homes industry and fuel stations for use
Power generation
Sergipe power plant(3)
Downstream
Golar Nanook
Golar Power

(1) GMLP currently has 50% interest in Hilli T1 and T2, which represents the current contracted capacity of the Hilli Episeyo, which has a total of 4 trains
(2) Golar Power is a 50/50 JV between Golar LNG Limited and Stonepeak Infrastructure Partners
(3) Sergipe is a 50/50 JV between Golar Power and EBRASIL Energia Ltda, one of the largest independent power producers in Brazil

© Golar LNG Partners LP
26

27 1 0 ,0 00 1 5 ,0 00 2 0 ,0 00 LNG demand in Bcf/yr LNG volumes Earnings backlog in $millions 750 1,742 4,116 3,649 6 , 618 6 , 558 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2014 2015 Contract earnings Backlog 2016 2017 Upside for Barcarena Power and small scale 2018 5 , 0 00 2019 … 2023 x Fully Funded Proje cts FLNG Hilli Episeyo commenced operations in May 2018 100% commercial uptime with 36 cargoes exported to date Start - up of the Sergipe power plant in March 2020 25 - year off take agreements Start - up of FSRU Nanook in March 2020 25 - year contract to Sergipe power plant Additional power plant with 25 - year off take agreement Due to commence operations in 2025 Tenant for another potential 2021 Golar Power FSRU FLNG Gimi – 20 - year lease and operate agreement with BP Expected to commence operations in 2022 Brazilian small scale downstream distribution Signing up customers, purchase and delivery of initial isotainers and a commitment to charter in small - scale LNG shipping capacity from Avenir LNG Limited Formation of Partnership between Golar Power and Petrobras Distribuidora S.A for the development of an LNG distribution business in Brazil Protocol of intention signed with State Government of Pernambuco to develop an LNG import terminal in the Port of Suape, Brazil Golar group: Leading the Global LNG fuel transition Fixed, fully financed Contract Earnings Backlog (1) of USD 6.6bn coming on line Solid contract backlog of USD 6.6bn and growing Parent Golar LNG: Recent developments Golar backlog growing with increasing LNG demand globally, supported by reducing environmental footprint, benefitting the communities where we operate (1) Contract earnings backlog in a Non - GAAP measure, please see appendix for definition

3 4 5 6 1 2 28 © Golar LNG Partners LP Transaction overview Company update Market overview The Golar Group Risk factors Appendix

Risk factors 29 © Golar LNG Partners LP RISK FACTORS The risks and uncertainties described in the Presentation are risks of which the Company is aware and considers to be material to its business. The list of risk factors is not exhaustive and there may be other risks relevant to the Company , the Group or the Bonds which are not stated herein. A Bondholder should carefully consider all the risks related to the Company and the Group when considering the Proposed Amendments and should consult his or her own expert advisors as to whether or not to support these. An investment in the Bonds entails significant risks and is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment. Against this background, a Bondholder should make a careful assessment of the Company and its prospects before deciding whether to support the Proposed Amendments or not. Below is a description of the material risks that are specific to the Company and that may affect the Company’s ability to fulfil its obligations under the terms of the Bonds. In each category the most material risks are set out first. If any of the following risks were to occur, the Company’s business, financial position, operating results or cash flows could be significantly and negatively affected, and the Company could be unable to pay interest, principal or other amounts on or in connection with the Bonds. When the Company has made an assessment of the risk factors herein the guidelines as set out in the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 have been taken into consideration. For further detail of the risk factors mentioned below refer to the 2018 Annual Report. Operational risks • The Group’s financing arrangements, most of which, are secured by its vessels, contain operating and financial restrictions and other covenants that may restrict its business and financing activities. • The Group’s debt level may limit the Company’s flexibility in obtaining additional financing, pursuing other business opportunities. • The Group’s ability to obtain additional debt financing for future vessel acquisitions or to refinance its existing debt may depend on the creditworthiness of its charterers and the terms of its future charters. • One of the Group’s vessels is currently financed by a UK tax lease. In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities with regard to the initial tax basis of the lease transaction or in the event of an early termination of a lease, the Group may be required to make additional payments to the UK vessel lessor, which could adversely affect its earnings and financial position. • The Group has only ten vessels in its fleet and a 50% interest in the “Hilli Episeyo”. Any limitation on the availability or operation of those vessels could have a material adverse effect on the Group’s business, results of operations and financial condition. • The Company may obtain additional capital through a sale of asset(s). As disclosed in note 13 “Vessels and Equipment” in the 2018 Annual Report, some of the estimated market values of the Group’s vessels at year - end 2018 were below their carrying values. This may result in impairment charges and if the Group sells a vessel at less than its carrying value it will incur a loss on sale. • The Group currently derives all of its revenue from a limited number of customers. The loss of any of these customers , following termination or expiration, would result in a significant loss of revenues and cash flow, if for an extended period of time, the Group is not able to re - charter a vessel to another customer. Customer termination rights, include (i) with respect to the “Golar Winter”, upon at least six months’ written notice at any time after tenth anniversary of the commencement of the related charter upon payment of a termination fee; and (ii) with respect to the “Golar Eskimo”, having passed the fourth anniversary of the charter commencement date, upon at least 23 months written notice upon payment of a termination fee and (iii) with respect to the “Golar Freeze”, upon twelve months written notice of a termination not before the third anniversary of the charter commencement date in order to substitute the FSRU for an alternative vessel but only if certain throughput targets have not been achieved. In this event the Group has a matching right. • The Group may have difficulty entering into long - term time charters in the future if an active spot, short - or medium - term LNG shipping market continues to develop. • Hire rates for FSRUs and LNGCs may fluctuate substantially. If rates are lower when the Group is seeking a new charter, its earnings may decline. • The length and severity of outbreaks of pandemics, including the recent Covid - 19 virus outbreak and its impacts across our business on demand, operations in China and the Far East and knock - on impacts to the Group’s global operations and financing activities, may impact on the Company’s ability to service its debt.

Risk factors (cont’d) 30 © Golar LNG Partners LP • The Company depends on Golar LNG Limited’s subsidiaries, Golar Management Ltd. and Golar Management Norway AS, to manage the Group’s business. The Group’s ability to enter into new charters and expand its customer relationships will depend largely on its ability to leverage its relationship with Golar LNG Limited and its affiliates and their reputation and relationships in the LNG industry. • The required drydocking of the Group’s vessels could become more expensive and time consuming than the Company anticipates, which, in turn, could adversely affect its cash available for distribution. • The Group’s vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments. This may adversely affect the Group’s business. Although no vessel operated by the Group has called on such ports located in countries subject to such sanctions and embargoes or ports in other countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, the Group’s vessels may call on such ports in these countries from time to time on its charterers' instructions in the future. • Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect the Group’s business. • The operation of FSRUs and LNGCs is inherently risky, and an incident involving significant loss of life or environmental consequences affecting any of the Group’s vessels could harm its reputation and business. • The LNG liquefaction, transportation, storage and regasification industry is subject to substantial environmental and other regulations, compliance with which may significantly limit the Group’s operations or increase its expenses. The Group has incurred and expect to continue to incur, substantial expenses in complying with these laws and regulations. Additional laws and regulations may be adopted that could limit the Group’s ability to do business or further increase costs, which could harm the Group’s business. • The future performance and growth of the Group depends on continued growth in the production and demand for LNG, LNGCs, FLNGs and FSRUs. • An increase in operating expenses or drydocking costs for the Group’s vessels could materially and adversely affect its financial performance. • The Group may not be able to redeploy its FSRUs on terms as favorable as its current FSRU charter arrangements or at all. • The shareholders' agreement with Chinese Petroleum Corporation with respect to “Golar Mazo” contains provisions that may limit the Group’s ability to sell or transfer its interest in “Golar Mazo”, which could have a material adverse effect on the Group’s cash flows. • The charterers of a number of the Group’s vessels have the option to extend the charter at a rate lower than the existing hire rate. The exercise of these options could have a material adverse effect on the Group’s cash flow. • The Group may experience operational problems with its vessels that reduce revenue and increase costs. • The Group may be unable to obtain, maintain, and/or renew permits necessary for its operations or experience delays in obtaining such permits, which could have a material effect on its operations. • Further technological advancements and other innovations affecting LNGCs could reduce the charter hire rates the Group is able to obtain when seeking new employment, and this could adversely impact the value of its LNGCs. • Maritime claimants could arrest the Group’s vessels, which could interrupt its cash flow.

Risk factors (cont’d) 31 © Golar LNG Partners LP Organisational risks • The Company is organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well - developed body of partnership law. • Because the Company is organized under the laws of the Republic of the Marshall Islands, it may be difficult to serve it with legal process or enforce judgements against it, its directors or its management. • As a Marshall Islands limited partnership with principal executive offices in Bermuda, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions, the Company’s operations are subject to economic substance requirements. Non - compliance with these could harm our business by triggering tax liability for these in other jurisdictions. Tax risks • U.S. tax authorities could treat the Company as a "passive foreign investment Partnership", which would have adverse U.S. federal income tax consequences to U.S. unitholders. • The Company may have to pay tax on U.S. source income, which would reduce its cash flow. Risk related to the Bonds • The Bonds are senior unsecured obligations and are effectively subordinated to the Company’s secured debt. In the event of a bankruptcy, restructuring or similar proceeding involving the Company, the assets that serve as collateral for other obligations will be available to satisfy the obligations thereunder before any payments are made on the Bonds, and Bondholders may thus lose the value of their entire investment in the Bonds (including coupon and other interest thereon) or part of it, as the case may be.

3 4 5 6 1 2 32 © Golar LNG Partners LP Transaction overview Company update Market overview The Golar Group Risk factors Appendix

LNG is the cleanest fuel available to vessels. We also utilise recycled cargo boil off, enabling us to utilise energy that would otherwise be wasted LNG use can reduce emissions of nitrogen oxide by up to 90% , and particulate matter by up to 99% . Emissions of sulphur oxide can be eliminated almost altogether Accordingly, Golar vessels run on LNG whenever possible . For Golar’s FSRUs and FLNGs, the fuel mix is over 97 % LNG . For carriers, over 80 % of the fuel used is LNG LNG: The cleanest marine fuel We have a history of initiatives to improve vessel operation and efficiency – for example: LNGC Trim optimisation : Have commissioned studies to assess optimum trim at voyage speeds which helps the Masters make informed decisions on optimum fuel efficiency trim Heat Recovery Steam Generators (HRSGs) on FLNG vessels: HRSGs recover heat energy from the liquification trains which has a significant impact on energy efficiency generating about 30% energy savings Hydro energy recovery on FSRUs : We are testing an innovative hydro turbine inserted into seawater discharge pipes onboard Golar Igloo. Initial results are positive: Generates up to 1.2 MW of clean energy which would otherwise be wasted 7% improvement in system efficiency Will be rolled out on FSRU fleet incrementally Developed by Golar. Golar innovation – improving efficiency Marine Distillate LNG Heavy Fuel Oil P M 10 PM10 70% less Source: IGU NO x SO x 1 .5 0 . 1 7 0 .5 0 . 0 5 0 0 . 09 3 0 . 03 4 0 . 00 9 Switching to LNG for marine fuel will deliver clean air at sea (g/MJ) 1.6 NO x 80 - 90 % less SO x NONE Minimizing our environmental impact through fuel efficiency Innovation drives fuel efficiency 33 © Golar LNG Partners LP

Although energy consumption is set to rise by between 1% and 1.3% per year until 2040 (1) , it is imperative that global emissions are reduced in order to combat the climate crisis – enabling the transition LNG supports action against a significant social problem in its biggest market: poor air quality (1) IEA World Energy Outlook 2019 (2) IGU Role of Natural Gas in the Energy Transition 2018 (3) IEA Role of Gas in Today’s Energy Transitions 2019 Cleaner and cheaper than available alternatives Supporting renewables to replace coal and oil “ Gas will supply the largest share of energy demand growth, supplying over 40% of additional demand by 2035” - Shell’s LNG Outlook 2019 Shares of Primary Energy 1970 - 2040 LNG is the cleanest and most cost - efficient transition fuel 4 0 % available for wide - scale global consumption (2) 3 5% 3 0 % For each unit of energy output, it generates 40% less CO2 2 5 % emissions compared to coal, and 80% - 100% cleaner on air quality metrics, thereby dramatically lowering air 2 0 % pollution (3) 1 5% 1 0 % It is also cheaper and easier to transport than alternatives 5% 0% 5 0% 4 5% 1 9 70 1 9 80 1 9 90 2 0 00 2 0 10 2 0 20 Oil Ga s Coal Nu c le a r Hy d ro 2 0 30 2 0 40 Renewables 34 © Golar LNG Partners LP Source: BP Natural gas is a critical bridge to a cleaner energy future LNG power is highly flexible providing a strong fit with renewables for peaks and intermittency

Corporate structure



$150 million senior unsecured bond maturing 22 May 2020
$250 million senior unsecured bond maturing 18 April 2021
$800 million ($568 million outstanding) senior secured amortizing term loan and revolving credit facility maturing April 2021. One of the 7-vessels that secures this facility (Methane Princess) also has a $123 million UK tax lease outstanding with a corresponding lease security deposit of $115 million
Sale and leaseback with a subsidiary of CMBL ($181 million outstanding) ending November 2025
Guarantees for 50% of a $960 million ($844 million outstanding) debt financing
$74 million senior secured amortizing term loan and revolving credit facility maturing November 2022
Unpledged
Golar LNG Partners LP (Marshall Islands)
Golar Partners Operating LLC (Marshall Islands)
Golar LNG 2215 Corporation Methane Princess (Marshall Islands)
Golar Spirit Corporation Golar Spirit (Marshall Islands)
Golar Winter Corporation Golar Winter (Marshall Islands)
Golar Eskimo Corporation Golar Eskimo (Marshall Islands)
Golar LNG 2234 LLC Golar Maria (Republic of Liberia)
Golar Grand Corporation Golar Grand (Marshall Islands)
Golar Hull M2031 Corporation Golar Igloo (Marshall Islands)
Faraway Maritime Shipping Co Golar Mazo (Republic of Liberia)
60%
Other Vessel Owing Subsidiaries
50% common units
Golar Hilli LLC Hilli Episeyo FLNG (Marshall Islands)
PT Golar Indonesia Nusantara Regas Satu (Indonesia)
49%
Golar Freeze Holding Co. Golar Freeze (Marshall Islands)

All holdings are 100% unless otherwise indicated

© Golar LNG Partners LP 35

Distributable cash flow: Distributable cash flow represents Total Segment EBITDA adjusted for the cash components of interest, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement capital expenditures (including expenditure on dry docking). This represents the Partnership's capital expenditures required to maintain the long - term operating capacity of the Partnerships' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly - traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). Distributable cash flow is a non - GAAP liquidity measure and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. A reconciliation from Total Segment EBITDA to net income before non - controlling interests, the most directly comparable U.S. GAAP measure is included in the Golar LNG Partners L.P. 2019 Q4 results. Distribution coverage ratio: Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. We believe that this measure allows investors and other users of the financial statements to assess our liquidity based on our distributable cash flow. This presentation is consistent with management’s view of the business. Distribution coverage ratio is a non - GAAP financial measure and should not be considered as an alternative to any other indicator of the Partnership’s performance calculated in accordance with US GAAP. A reconciliation of the calculation is provided in the Golar LNG Partners L.P. 2019 Q4 results. Non GAAP Measures impacted by management’s monitoring of the FLNG segment (i.e. our equity investment in Hilli LLC) on a proportionate basis: In Q42018 the Partnership changed the way in which it measures the business and the operating segments of the Company. The two key changes were the introduction of “EBITDA” as the operating segment profit measure and reporting our FLNG segment (our equity investment in Hilli LLC) on a proportionate basis. Although management monitors the operating segments based on EBITDA, a number of our total metrics have also been impacted by our proportionate view of the FLNG segment. Specifically “Adjusted EBITDA”, “Annualized Adjusted EBITDA”, “Adjusted Net Debt” and “Revenue Backlog”. These metrics are discussed below. Adjusted EBITDA: Adjusted EBITDA is the EBITDA of our operating segments adjusted for amounts invoiced under finance leases. This is used as a supplemental financial measure by management and investors to assess the Partnership’s total financial and operating performance. Management believes that it assists management and investors by increasing comparability of its total performance from period to period and against the performance of other companies. Adjusted EBITDA is a non GAAP financial measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP. Annualized Adjusted EBITDA is “Adjusted EBITDA” multiplied by 4. Management believe that this is a useful performance measure as it includes a full year of FLNG EBITDA. Adjusted EBITDA is a non GAAP measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with GAAP. Please see the next slide for a reconciliation. Adjusted Net Debt: Adjusted Net Debt includes short and long term third party borrowings (inclusive of our proportionate share of Hilli LLC’s debt) and our obligations under our capital leases offset by cash, cash equivalents and restricted cash. Adjusted Net Debt is a non - GAAP financial measure used by investors to measure our performance and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains. We provide a ratio of Adjusted Net Debt to Annualized Total Segment EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations. This presentation is consistent with management’s view of the business. Adjusted net debt is a non - GAAP liquidity measure and should not be considered as an alternative to any other indicator of the Partnership’s performance calculated in accordance with US GAAP. Revenue backlog: Revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog includes the Partnership’s pro - rata share of Hilli LLC’s contractual billings. This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance. Contract Earnings Backlog: Contract earnings backlog represents Golar Partner’s share of contracted fee income (including amounts invoiced under finance leases) for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts, which do not have a separate Operating Services Agreement management has made an assumption about operating costs based on the current run rate. For Hilli Episeyo, which is not consolidated and where we do not own 100% of the share capital, management has only included our proportionate 50% share of contract earnings. 36 © Golar LNG Partners LP Non - GAAP measures

Relevant to Golar LNG: Contract earnings backlog: Contract earnings backlog represents Golar’s share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts, which do not have a separate Operating Services Agreement management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Earnings backlog where we assumed operating costs of approximately $120kpd. For consolidated subsidiaries where Golar does not own 100% of the share capital, management has only included Golar’s proportionate share of contract earnings. The material application of this assumption was to Gimi (70% ownership) and Hilli (44.5% of the Common Unit entitlement). No contracted fee income is included for T3, T4 capacity or for the Hilli oil derivative. For equity accounted investments (the Partnership and Golar Power) we have included its proportionate share of its contract earnings backlog under the same assumptions that we have applied to its consolidated subsidiaries. 37 © Golar LNG Partners LP Non - GAAP measures

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